RUBICON MINERALS CORPORATION
("the Company")

Quarterly Report
For the nine months ended September 30, 2003

Schedule A: Financial Information

See unaudited financial statements for the nine months ended September 30, 2003 attached hereto.

Schedule B: Supplemental Information

1. Analysis of expenses and deferred costs

Unless otherwise indicated, all references herein are to Canadian dollars.

For a breakdown of Mineral Property Costs, see "Consolidated Statements of Deferred Property Costs" included unaudited financial statements attached hereto.

For a breakdown of General and Administrative Expenses, see "Consolidated Statements of Operations and Deficit" included in the unaudited financial statements attached hereto. The following table is a breakdown of Office Expenses for the nine months ended September 30, 2003:

Name	September 30, 2003
Office Supplies, photocopying, telephone	$41,328
Management Expense	2,135
Membership dues	3,995
Subscriptions / maps / reports	965
Interest & bank charges	5,540
Foreign exchange - general	4,354
Income Tax	15,745
Insurance	5,774
Other	1,493
Licences & Fees	25
Total Office Expenses	$81,354

2. Related party transactions

Other than set forth below, there are no material transactions with the directors, senior officers, promoters or other members of management on the Company, nor any associate or affiliate of any of the foregoing, that have occurred during the most recently completed fiscal year of the Company, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month. J. Garfield MacVeigh, another Director of the Company is paid a fee based on an employment contract at the rate of $5,000 per month. These fees for exploration and administrative management services have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established by the Board of Director's Remuneration Committee and agreed to by the related parties. The aggregate fees paid to directors in for the nine months ended September 30, 2003 was $162,000 (2002 - $162,000).

The Company also paid a law firm of which a partner of the firm is a director of the Company $251,311 for the nine months ended September 30, 2003, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs), and as at September 30, 2003 this firm is owed approximately $91,000 in accrued costs, a balance which is included in accounts payable and accrued liabilities.

None of the Company's directors participated in any financings during the period July 1, 2003 - September 30, 2003.

TSX Policy 1.1 deems John Tognetti an insider of the Company because he owns more than 10% of the voting rights attached to all outstanding voting shares of the Company. Mr. Tognetti participated in the following private placements during the period July 1 - September 30, 2003:

		Security		Purchase /
Name	Financing	Type	Number	Exercise Price	Expiry Date
John Tognetti	August 21, 2003 -	Common
Major Shareholder	Private Placement	Shares	550,000	$1.05	N/A
		Flow
	August 21, 2003 -	Through
	Flow Through	Common	500,000	$1.25	N/A
	Private Placement	Shares

	August 21, 2003 -				August 22,
	Private Placement	Warrants	500,000	$1.25	2005

Rubicon Management Ltd. ("RML"), a private holding company subject to the joint ownership and control of each of J. Garfield MacVeigh, David W. Adamson and Michael J. Gray, owns 2,300,000 shares in the Company. No Agreements exist between RML and the Company, nor have any transactions occurred between RML and the Company during the current interim period.

3. Summary of Securities issued and options granted during the period:

(a) Securities issued during the period July 1 - September 30, 2003:

Date of	Type of	Type of	Number	Price /	Total	Consider-	Commission	Expiry Date
Issue	Security	Issue		Exercise	Proceeds	ation	Paid	(Warrants)
				Price
		Mineral
July 3,	Common	Property				Mineral
2003	Shares	Acquisition	17,858	$0.84	$15,000.72	Property	N/A	N/A

		Mineral
July 3,	Common	Property				Mineral
2003	Shares	Acquisition	20,000	$0.84	$16,800.00	Property	N/A	N/A

		Mineral
July 14,	Common	Property				Mineral
2003	Shares	Acquisition	5,953	$0.84	$5,000.52	Property	N/A	N/A

July 22,	Common	Warrant
2003	Shares	Exercise	288,460	$0.65	$187,499.00	Cash	N/A	N/A

		Stock
July 28,	Common	Option
2003	Shares	Exercise	10,000	$0.74	$7,400.00	Cash	N/A	N/A

July 29,	Common	Warrant
2003	Shares	Exercise	577,156	$0.65	$375,151.40	Cash	N/A	N/A

August 22,	Common	Private
2003	Shares	Placement	5,239,029	$1.05	$5,500,980.40	Cash	6% Cash	N/A
							Commission
	Flow						and 10%
August 22,	Through	Private					Agent's
2003	Shares	Placement	2,000,000	$1.25	$2,500,000.00	Cash	Warrants on	N/A
							the Financing
August 22,		Private
2003	Warrants	Placement	5,239,029	$1.25	N/A	N/A		Aug. 22/05

August 22,	Agents	Private
2003	Warrants	Placement	723,903	$1.05	N/A	N/A	N/A	Aug. 22/05

		Mineral
September	Common	Property				Mineral
2, 2003	Shares	Acquisition	35,000	$1.00	$16,800.00	Property	N/A	N/A

		Mineral
September	Common	Property				Mineral
25, 2003	Shares	Acquisition	80,000	$1.33	$106,400.00	Property	N/A	N/A

(b) Options granted during the period July 1, 2003 - September 30, 2003:

			# Shares	Exercise
	Date of Grant	Reason for Grant or	Subject to	Price (Per
Name of Person(s)	or Issuance	Issuance	Issuance	Share)	Expiry Date

Paul Moore	July 3, 2003	Employee Stock Option	50,000	$0.68	July 3, 2006
Jack Der Weduwen	July 3, 2003	Consultant Stock Option	40,000	$0.68	July 3, 2006
Philip Martin	July 18, 2003	Director Stock Option	225,000	$0.84	July 18, 2007

4. Summary of securities as at the end of the reporting period:

(a) Description of authorized share capital:

The authorized capital of the Company consists of 250,000,000 common shares without par value, of which 49,379,631 were issued and outstanding as at September 30, 2003. All of the issued common shares are fully paid. Neither the Company nor it's wholly owned subsidiary, Rubicon Minerals USA Inc. ("Rubicon USA"), nor it's 50.1% owned subsidiary, a private Nevada company, own any shares of the Company. No Shares are held by or on behalf of the Company, Rubicon USA or the private Nevada company.

The holders of common shares are entitled to one vote for each common share on all matters to be voted on by the shareholders. Each common share is equal to every other common share and all common shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of common shares are entitled to one vote for each share held and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available to pay dividends and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Company Act.

(b) Issued share capital:

Issued:	49,379,631
Recorded value:	$33,397,537

(c) Summary of options, warrants and convertible securities outstanding as at September 30, 2003:

Type of Security	Number	Exercise Price	Expiry Date
Stock Options	795,000	$0.43	Nov. 22/03
	175,000	$0.21	Nov. 22/03
	325,000	$0.23	Nov. 22/03
	30,000	$0.38	Nov. 22/03
	35,000	$0.42	Nov. 22/03
	100,000	$0.37	Nov. 22/03
	250,000	1.34	May 29/04
	50,000	0.87	Oct. 15/04
	20,000	0.62	Nov. 20/04
	75,000	0.87	Jan. 17/05
	125,000	0.76	Dec. 15/05
	100,000	1.15	July 9/07
	1,225,000	0.83	Aug. 8/07
	90,000	0.68	July 3/06
	225,000	0.84	July 18/07
Warrants	2,267,650	$1.25	Feb. 20/05
	502,500	$1.25	Feb. 26/05
	100,000	$1.25	Mar. 4/05
	5,239,029	$1.25	Aug. 22/05
Agents Warrants	272,118	$1.05	Feb. 20/05
	30,150	$1.05	Feb. 26/05
	12,000	$1.05	Mar. 4/05
	723,903	$1.05	Aug. 22/05
Rights	49,379,631	*$30.00	2006

* Note: $30 per share is the exercise price until adjustment thereof in certain events as provided in the Shareholder Rights Plan

(d) Total number of shares in escrow and those subject to a pooling agreement:

80,000 shares are held in escrow

5. Directors & Officers as of November 27, 2003:

Directors:	J. Garfield MacVeigh, David W. Adamson, Michael J. Gray, Douglas B. Forster,
David R. Reid and Philip S. Martin.

Officers:	Chairman of the Board - J. Garfield MacVeigh
President & CEO - David W. Adamson
VP Exploration, CFO and Secretary - Michael J. Gray
VP Investor Relations - William J. Cavalluzzo

Management Discussion and Analysis for the period ended September 30, 2003

1. Description of Business

The Company is a Canadian mineral exploration company that trades on the Toronto Stock Exchange under the symbol RMX and is quoted on the OTCBB in the USA under the symbol RUBIF. The Company's core business is the exploration for and discovery of commercially viable gold and base metal deposits. During the period ended September 30, 2003, the Company's focus continued to be its exploration assets in the Red Lake gold camp,

Ontario, Canada and district-scale gold exploration properties in Newfoundland, Canada. The Company does not have any assets that were in production.

In July 2003, the Company commenced its Phase II drill program on both the McFinley and Rivard properties. At the Rivard project, AngloGold (Canada) Exploration Company approved a drill program of up to 7500 feet to test the area of previously reported intercepts (see June 3, 2003 news release) as well as other parts of the property. The Rivard Project was subsequently acquired by AngloGold, in early October 2003, in exchange for the Company acquiring 100% interest of certain other Red Lake properties. At McFinley, the Company commenced a drill program of up to 10,000 feet to test both below and on strike of the newly discovered MAC-1 intersections to vertical depths of approximately 700 feet below surface (for more information on the MAC-1 target, see the Company's news release dated May 14, 2003).

In late July 2003, Rubicon announced that it appointed Philip S. Martin to the Company's board as an independent Director. Mr. Martin has a diverse and successful background in both the resource sector and capital markets which adds considerable strength to the Rubicon Board.

In August 2003, the Company announced that AngloGold (Canada) Exploration Ltd. vested as to a 60% interest in the RLJV properties located in the Red Lake gold camp of Ontario. Subsequent to this, on September 30, 2003, the Company and AngloGold re-organized their respective land holdings.

On August 22, 2003, the Company announced that it closed an $8 million financing. The Company sold, on a guaranteed agency basis, 5,239,029 non flow-through Units at $1.05 per Unit and 2,000,000 flow through common shares at $1.25 per share. For full details of the financing, please see the Company's news releases dated August 8 and August 22, 2003. Net proceeds of the financing will be used to fund exploration on the Company's assets, including the McFinley Gold Project, Red Lake, Ontario and for general working capital purposes. Combined with the net proceeds of this financing, the Company's working capital was brought to over $10 million.

In early September, the Company announced that it had optioned its Golden Promise gold project in Newfoundland to Placer Dome (CLA) Canada Ltd. ("Placer"). Placer can earn an initial 55% interest in the Company's extensive 500 square kilometre Golden Promise gold project by spending $5 million over a four-year period, including $1.5 million before the end of 2004 and a firm exploration commitment of $700,000 before the end of February, 2004.

The Company announced on September 16, 2003 that it commenced trading on the Toronto Stock Exchange. This listing represents a significant stage in the development of the Company and provides access to a much larger investor base.

The Company announced results from the McFinley drill program at the end of September, 2003. The land-based drill program was designed to follow-up the MAC-1 Zone (see news release dated July 16, 2003), D Vein and other developing target areas. Complete results from the program can be found in the Company's news release dated September 29, 2003.

2. Discussion of Operations and Financial Condition

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements as at and for the interim period ended September 30, 2003, together with the notes thereto. These financial statements are inclusive of the accounts of the Company's wholly-owned subsidiary, Rubicon Minerals USA Inc.

During the nine months ended September 30, 2003, the Company's overall cash exploration and acquisition expenditures were $8,150,823 (nine months ended September 30, 2002 - $5,880,757), of which $3,754,609 or 48.3% was funded by joint venture partners and government grants (nine months ended September 30, 2002 - $1,920,671 or 32.7%).

At December 31, 2002 and in conformity with current Canadian accounting practices for development stage enterprises, the Company altered its accounting policy for management and administration fees received from joint venture partners such that these fees now offset the Company's historical deferred costs incurred on the properties to which they relate and are no longer included in revenue. The Company also adopted the new Recommendations of the Canadian Institute of Chartered Accountants in respect to the measurement and accounting for stock-based compensation. These changes in policy have been applied retroactively to the Company's 2002 quarterly results and have resulted in a revised net third quarter 2002 loss of $199,214, compared with a current third quarter 2003 loss of $331,006. The third quarter 2002 loss disclosed previously, and prior to these changes in accounting policies, was $177,463.

On a year-to-date basis, the Company's net loss to September 30, 2003 was $880,304, compared with $720,631 to September 30, 2002. These losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (September 30, 2003 - $1,396; September 30, 2002 - 33,879) and stock-based compensation (September 30, 2003 - $60,711; September 30, 2002 - $133,675).

Total general and administrative expenses, net of non-cash items, were $325,535 in the third quarter of 2003 compared to $195,404 for the third quarter in 2002. The higher net general and administrative charges are in line with Company growth and are mainly a result of an increase in investor relations costs (see below), an increase in professional fees and, to a lesser extent, additional administration expenses and salary costs associated with operating joint ventures. The increase in professional fees has included higher costs in connection with the increased complexity of the Company's financial statements and the related audit services, and the cost of the Company's financial advisor and the legal costs of acquiring a 51% interest in a private Nevada Company. There was also a Toronto Stock Exchange ("TSX") initial listing fee of $75,000 incurred at the time the Company graduated to the TSX. Although management and administrative fees received in connection with exploration projects have been offset against the deferred costs incurred on the applicable properties in the financial statements, the $246,359 derived in this manner during in the first nine months of 2003 (an increase from $127,046 received during the comparative 2002 period) provided cash that partially funded the general and administrative costs of the Company's operations. In addition, the Company recorded $226,149 in cash option payments from the ERD (refer to the Statements of Cash Flows).

Investor Relations expenditures for the nine months ended September 30, 2003 were $334,526, (compared with $201,151 for the comparative period of 2002). Investor relations costs in the third quarter of 2003 were higher ($103,457) than for the same period in 2002 ($69,088) and includes: (i) ongoing marketing activities including trips for meetings and conferences to Toronto, London, New York, Calgary and Vancouver; (ii) costs for designing and producing promotional materials; (iii) increased costs of CEO time spent on Investor Relations activities; and (iv) costs of servicing the increased shareholder base.

The Company's non-mineral property contracts are as follows: (1) two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month, while a third Director and another Senior Officer, J. Garfield MacVeigh and Bill Cavalluzzo are paid $5,000 per month. These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties; (2) in May, 2002 the Company entered into a 10 month contract with Roman Friedrich & Company ("RFC") for provision of financial advisory services to the Company. RFC was is paid a retainer of $7,500 per month and was granted 250,000 stock options in 2002 for these services; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years. The minimum annual lease payments are $66,640.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties. The total U.S. dollar advance royalty and assessment fee payments for 2003 will be approximately US$76,500. The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000. Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements. Overall the Company's treasury will satisfy the above net commitments.

3. Subsequent Events

The following events have occurred in the period since September 30, 2003:

Restructuring agreement with AngloGold

The Company entered into a new agreement with AngloGold (Canada) Exploration Ltd. ("AngloGold"), restructuring their respective company land holdings in Red Lake, Ontario on the following basis:

  AngloGold acquired a 100% interest in certain Rubicon properties in the area of, and including, the Rivard project, located at the west end of the Red Lake belt, subject to a 1.75% NSR royalty granted to Rubicon.

  Rubicon will acquire a 100% interest in all other (former RLJV) properties subject to a sliding scale NSR royalty to AngloGold of 1.75% NSR at a gold price less than $450 per ounce and a 2% NSR at a gold price equal to or greater than $450 per ounce excepting certain claims located in the north part of the belt in which AngloGold will be granted a sliding scale NSR royalty of 2% at a gold price less than $US450 per ounce and 2.5% at a gold price equal to or greater than US$450 per ounce. In the event of a positive production decision to place a mine into production on Rubicon properties, Rubicon will make a one-time payment to AngloGold of the greater of US$2 million or 1.5 million common shares of the Company.

  Interest Acquired in Nevada Company

  The Company acquired a 50.1% interest in a private Nevada Company in exchange for providing $300,000 in funding.

  Renegotiation of West Red Lake Agreement

  The Company renegotiated its West Red Lake Agreement with Redstar Gold Corp. ("RGC"). RGC is part way through earning a 51% interest by spending $2.575 million in exploration over four years of which approximately $1.5 million has been spent to date. Revised terms are as follows:

  Rubicon has agreed to reduce the RGC earn-in expenditures required to increase its interest from 51% to 60% to $3 million. In exchange for granting this reduction, RGC will issue 150,000 RGC shares to Rubicon;

  In the event a third party sub-options the properties, both RGC and Rubicon have agreed to dilute their relative positions pro-rata. In this event, RGC will issue shares to Rubicon in the amount of 4% of the number of issued and outstanding shares at the time of the sub-option, to a maximum of 1,000,000 shares;

  Rubicon has agreed to purchase 350,000 units of RGC at a price of $0.15. Each unit will consist of one share and one warrant exercisable for 12 months from date of issue at a price of $0.20; and,

  RGC has agreed, subject to securing funds, to making all of the 2004 underlying payments to Rubicon.

  Rubicon and Placer Dome Commence Golden Promise Exploration Program

  The Company announced at the end of October 2003 that Placer Dome approved a $750,000 Phase I exploration program on the recently optioned Golden Promise project in north central Newfoundland.

  Up to 2,350 metres of diamond drilling on the Jaclyn Zone, where previous drilling by Rubicon to a depth of 50 metres and over a strike length of 225 metres has yielded several ore-grade drill intercepts (see news release dated September 19, 2002). Significantly, 17 drill holes in the initial drill program intercepted the zone and 15 contained visible gold.

  The drill program will test beneath the currently known Jaclyn zone to a vertical depth of approximately 200 metres and will also explore along strike where the system remains open for exploration. Two other potential vein systems, located to the north and south of the Jaclyn Zone, and inferred from the presence of additional boulders, will also be drilled. These potential vein systems will be tested by mechanical trenching in advance of diamond drilling.

  Mechanical trenching will also be carried out in one of three new boulder areas interpreted to indicate the presence of more gold-bearing veins. This target, referred to as the Skidder Road prospect (August 12, News Release), is located 3.8 kilometres northeast of the Jaclyn discovery and may be very close to the source area. Significant results from the boulders include grab sample assays of up to 356 g/t Au.

  Detailed regional airborne geophysical (magnetic and EM) surveys are being carried out for the first time in this area to provide better controls on mineralization and to aid in the search for additional targets.

  Stock Options Exercised

  The following stock options have been exercised subsequent to September 30, 2003: 770,000 options exercised at $0.43, 325,000 options exercised at $0.23, 175,000 options exercised at $0.21, 35,000 options exercised at $0.42, 100,000 options exercised at $0.37; 5,000 options exercised at $0.83; and, 30,000 options exercised at $0.38 for gross proceeds to the Company of $509,850.

  Warrants Exercised

  62,500 warrants were exercised at $1.25 for gross proceeds to the Company of $78,125.

  East Bay Property optioned to Wolfden Resources Inc.

  The Company optioned the East Bay Property in Red Lake, Ontario, to Wolfden Resources Inc. Under the terms of the agreement, Wolfden, as operator, must spend $5 million to earn a 60% interest over a four year period, including $750,000 in Year 1, $500,000 of which is a firm commitment and must be spent within the first 8 months. Wolfden must make cash payments totalling $100,000 and issue 40,000 Wolfden shares to the Company over the four year period.

  Two Red Lake Properties Optioned to Goldcorp

  On November 21, 2001, the Company announced that it optioned its Red Lake North and Adams Lake property blocks, located in the Red Lake gold camp, Ontario, to Goldcorp Inc. To earn a 60% interest in the properties, Goldcorp must spend $5 million on exploration over four years, including committed first year expenditures of $750,000, and complete a one million share private placement into Rubicon at a price of $1.60 per share for total proceeds of $1,600,000. The agreement is subject to applicable regulatory approvals and completion of title due diligence by Goldcorp.

  4. Financings, Principal Purposes and Milestones

  In August, 2003 the Company raised a total of $8,000,980 by way of a brokered private placement financing. The Company sold, on a guaranteed agency basis, 5,239,029 non flow-through Units at $1.05 per Unit and 2,000,000 flow-through common shares at $1.25 per share. Each Unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share at $1.25 on or before the earlier of August 22, 2005 or an accelerated expiry date. If the closing price of the Company's shares is equal to, or higher than, $3.00 per share for a consecutive period of 30 trading days, there will be a forced conversion of the warrants within 30 days upon the holders receiving notice from the Company.

  Haywood Securities Inc. ("Haywood") acted as agent and received a $480,059 (6%) cash commission and 723,903 (10%) Agent's Warrants, which entitle Haywood to purchase up to a maximum of 723,903 common shares at a price of $1.05 per share until August 22, 2005.

  Net proceeds of the financing will be used to fund exploration on the Company's assets, including the McFinley Gold Project, Red Lake, Ontario and for general working capital purposes.

  In respect to the above financing, there have been no material variances between the disclosed principal purpose and the actual use of proceeds.

  10,000 options were exercised during the quarter for gross proceeds to the Company of $7,400.

  1,009,616 warrants were exercised during the quarter for gross proceeds to the Company of $656,240.

  5. Liquidity and Solvency

  The Company is presently exploring its properties for sufficient ore reserves to justify production. None of the Company's properties are yet in production and consequently none produce any revenue. The English Royalty Division has resulted in the generation of cash flow in 2003 from the properties to which it relates; however, the Company's ability to conduct operations, including the acquisition, exploration and development of mineral properties, continues to be based on its ability to raise funds, primarily from equity sources. While the Company believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations in subsequent years then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development, and upon future profitable production or the realization of sufficient proceeds from the disposition of such properties.

  The Company will have to obtain financing in the future through any or all of the following structures: i) joint ventures of projects; ii) equity financing; iii) debt financing, or; iv) other means. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, some or all of its property interests.

  The Company had a net working capital balance of approximately $9,976,727 as at September 30, 2003, compared to $795,947 at December 31, 2002. The improvement in the Company's net working capital position during the year to date results largely from the Company's completion of a major financing in August 2003 which raised approximately $7.4 million (net of issue costs), and which is more fully described at point 4 above. Included in the Company's balance of cash and cash equivalents at September 30, 2003 are high-grade conservative money market instruments with a total face value of $8,303,393. The management of these securities is conducted in-house based on investment guidelines approved by the Company's Board of Directors, which generally specify that investments be made in conservative money market instruments that bear interest and carry a low degree of risk. Some examples of instruments used by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for exploration.

  The Company has marketable securities with a market value of $140,582 as at September 30, 2003, with 54% or $75,282 attributable to common shares received pursuant to the English Royalty Division.

  At November 27, 2003, outstanding options and warrants represented a total of 11,331,868 shares issuable for a maximum of $13,189,297, if these options and warrants were exercised in full. The exercise of the options and warrants is completely at the discretion of the holders and the Company has no indication that any of these dilutables will be exercised.

  Special Note Regarding Forward Looking Statements:

  Certain statements in this document constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company's history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners.